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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                          Checkers Drive-In Restaurants
________________________________________________________________________________
                               (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)

                                   751203-10-0
        _______________________________________________________________
                                (CUSIP Number)

                           Pasquale A. Ambrogio
                          9440 Santa Monica Boulevard
                                   Suite 407
                        Beverly Hills, California 90210
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 23, 2002
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
CUSIP NO. 162809-10-7
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      GIANT GROUP, LTD
      IRS # 23-0622 690
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    274,067*
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    274,067*
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    274,067*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    2.3%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    Co
------------------------------------------------------------------------------
------------------------------------------------------------------------------
*  Excludes shares owned by KCC Delaware Company, a wholly owned subsidiary.
** Based on total shares of 11,849,399 consisting of:

Total shares outstanding on March 25, 2002
reported in the 2002 Proxy Statement               11,176,310
Warrants exercised by KCC Delaware in April 2002      237,416
Options exercised by CKE Restaurants in April 2002    435,673
                                                   ----------
                                                   11,849,399
                                                   ==========

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                                 SCHEDULE 13D
CUSIP NO.162809-10-7
         -----------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      KCC Delaware Company
      I.R.S. # 23-2360456
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    720,632*
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    720,632*
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    720,632*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    6.1%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    Co
------------------------------------------------------------------------------
------------------------------------------------------------------------------
*  Excludes shares owned by GIANT GROUP,LTD., the parent company-.
** Based on total shares of 11,849,399 consisting of:
Total shares outstanding on March 25, 2002
reported in the 2002 Proxy Statement                   11,176,310
Warrants exercised by KCC Delaware in April 2002          237,416
Options exercised by CKE Restaurants in April 2002        435,673
                                                       ----------
                                                       11,849,399
                                                       ==========

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 29, 2000 and relates to the common stock, par value $0.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc., a Delaware corporation (the "Company"), and is filed by GIANT GROUP, LTD., a Delaware corporation, (" GIANT") pursuant to rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 3.           Source and Amount of Funds or Other Consideration

On April 23, 2002, KCC Delaware Company, a wholly owned subsidiary of GIANT, exercised its warrant, which would have expired on November 22, 2002, to purchase 237,416 shares of the Company's Common stock and paid $712,248 in cash to the Company. The source of funds was the company's working capital.

Item 4.           Purpose of Transaction

         KCC Delaware Company intends to sell some shares, from time to time, in open market transactions.

Item 5.           Interest in Securities of the Issuer

On April 23, 2002, after giving effect to the transaction described in Item 4, GIANT beneficially owned 994,699 shares or approximately 8.4% of the outstanding shares of the Company's Common Stock. This percentage is based upon a total of 11,849,399 shares of the Company's Common Stock consisting of 11,176,310 outstanding on March 25, 2002 stated in the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders, 435,673 shares of the Company's Common Stock upon the exercise of a warrant by CKE Restaurants, Inc. on April 5, 2002 and 237,416 shares of the Company's Common Stock upon the exercise of the warrant by KCC Delaware, Company.

On April 23, 2002, the following executive officer and directors of GIANT beneficially owned the following shares in the Company:

Burt Sugarman - Chairman and President and Chief Executive Officer - Total of 322,274 shares, which includes 262,920 shares issuable upon the exercise of presently exercisable stock options;

Terry Christensen - Director - Total of 148,497 shares, which includes 143,990 shares issuable upon the exercise of presently exercisable stock options and

David Gotterer - Director - Total of 142,281 shares, which are all issuable upon the exercise of presently exercisable stock options;

Items 1, 2, 6 and 7.

         Not applicable.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                              GIANT GROUP, LTD.



Date: April 29, 2002                          By: /s/ PASQUALE A. AMBROGIO
                                                  ------------------------------
                                                  PASQUALE A. AMBROGIO
                                                  Vice President